DEXIA

RECEIVED

2006 OCT 21 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06018018

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

October 17 th, 2006

Dexia Belgium

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of October 17 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

dlw 11/1

DEXIA

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

October 16 th, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of October 16 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PRESS RELEASE

DEXIA

Dexia SA - 11, Place Rogier B-1210 Bruxelles / 7-11, Quai André Citroën, F-75901 Paris
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Brussels, Paris, Luxemburg, 16/10/2006

Appointment of Frank Wagener as CEO of Dexia BIL

The Dexia Group has decided to appoint Frank Wagener as CEO and Chairman of the Management Board of Dexia Banque Internationale à Luxembourg ("Dexia BIL"). Frank Wagener is currently Vice-Chairman of the Executive Board of Dexia BIL and has been Head of Commercial Banking for 13 years.

This appointment will be subject to formal approval by the relevant social bodies of Dexia BIL and the supervisory authorities.

Axel Miller, CEO of Dexia SA, stated: "*All my Dexia colleagues and I are delighted by the appointment of Frank Wagener. Over many years, Frank Wagener has developed the experience and management qualities required to successfully assume the considerable responsibilities placed upon him at the head of one of the most important establishments on the Luxembourg financial market. I am convinced that, under his direction and with the support of all his colleagues on the Management Board, Frank Wagener can perpetuate and further develop the long tradition of quality, excellence and involvement of BIL in a major market for the Dexia Group at the historic heart of its activities.*"

Frank Wagener was born in Luxembourg on 15 November 1952. He graduated in Law from the University of Liege and gained a Diploma from the Harvard Business School.

After training as a barrister he joined Banque Internationale à Luxembourg (now Dexia BIL) in 1978.

He worked in the 'Credit' and 'Legal and Fiscal' departments, and became a member of the Management Board in 1993, as Head of the National Market, with responsibility for retail clients, SMEs, major companies, electronic banking and national subsidiaries.

In 1998 he also became Head of Back Office Clients and Marketing.

In 2004 he became Head of the National Market, with responsibility for retail clients, SMEs, major companies, national subsidiaries and the local public sector, and also for Bankinsurance Services, Product & Support Development and Real Estate Projects.

Finally, in July 2006, Frank Wagener became Vice-Chairman of the Executive Board of Dexia BIL, retaining his above responsibilities.

Press Office - Brussels	Ulrike Pommée	+32 2 213 50 81
Press Office - Paris	Babeth Mollat	+33 1 43 92 77 05
Press Office - Luxemburg	Christiane Schmit	+352 4590 3517